                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (AMENDMENT NO.___)*


                              LJL BioSystems, Inc.
                              --------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    501873103
                                    ---------
                                 (CUSIP Number)

                             Joseph D. Keegan, Ph.D.
                          Molecular Devices Corporation
                               1311 Orleans Drive
                           Sunnyvale, California 94089
                                 (408) 747-1700
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 7, 2000
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1      NAME OF REPORTING PERSON

       Molecular Devices Corporation

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       94-2914362

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a) [_]          (b) [_]

3      SEC USE ONLY

4      SOURCE OF FUNDS

       See Item 3 herein.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       State of Delaware

NUMBER OF             7    SOLE VOTING POWER
SHARES                     -0- (See Item 5 herein)
BENEFICIALLY
OWNED BY              8    SHARED VOTING POWER
EACH                       3,743,264 (See Item 5 herein)
REPORTING
PERSON                9    SOLE DISPOSITIVE POWER
WITH                                  -0-

                     10    SHARED DISPOSITIVE POWER
                                      -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,933,099 shares (1)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

       [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       26.2% (2)

14     TYPE OF REPORTING PERSON

       CO

(1) Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Molecular Devices Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)   Based on 14,846,090 shares outstanding as of June 6, 2000.

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "LJL Common Stock"), of LJL BioSystems, Inc., a Delaware corporation ("LJL"). The principal executive offices of LJL are located at 405 Tasman Drive, Sunnyvale, California 94089.

ITEM 2.  IDENTITY AND BACKGROUND

        (a) The name of the person filing this statement is Molecular Devices Corporation, a Delaware corporation ("Molecular Devices"). Molecular Devices is a leading developer of high-performance, bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research.

        (b) The address of the principal office and principal business of Molecular Devices is 1311 Orleans Drive, Sunnyvale, California 94089.

        (c) To Molecular Devices' knowledge as of the date hereof, set forth in
        Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Molecular Devices' executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        (d) During the past five years, neither Molecular Devices nor, to Molecular Devices' knowledge, any person named in Schedule I to this
        Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, neither Molecular Devices nor, to Molecular Devices' knowledge, any person named in Schedule I to this
        Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

        (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of LJL have entered into Voting Agreements and irrevocable proxies with Molecular Devices as described in Item 4 and Item 5 of this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

        (a) - (b) Pursuant to an Agreement and Plan of Merger and Reorganization dated June 7, 2000 (the "Merger Agreement") among Molecular Devices, Mercury Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Molecular Devices ("Merger Sub"), and LJL and subject to the conditions set forth therein (including, but not limited to, the approval of the Merger (as defined below) by the stockholders of LJL, the approval by the stockholders of Molecular Devices of the issuance of common stock of Molecular Devices in the Merger, and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), Merger Sub will be merged with and into LJL (the "Merger"), with each share of LJL Common Stock being converted into the right to receive 0.30 of a share of Molecular Devices Common Stock, $0.001 par value per share ("Molecular Devices Common Stock"), in accordance with the Merger Agreement. In addition, Molecular Devices will assume outstanding options and warrants exercisable for LJL Common Stock on the terms set forth in the Merger Agreement. Concurrently with and as conditions to the execution and delivery of the Merger Agreement, Molecular Devices and the persons named on Schedule III to this Schedule 13D entered into Voting Agreements and irrevocable proxies. The foregoing summary of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement included as
        Exhibit 99.1 to this Schedule 13D and incorporated herein in its entirety by reference.

        (c) Not applicable.

        (d) If the Merger is consummated, LJL will become a wholly owned subsidiary of Molecular Devices, and Molecular Devices will subsequently determine the size and membership of the Board of Directors of LJL and the officers of LJL.

        (e) None, other than a change in the number of outstanding shares of Molecular Devices Common Stock as contemplated by the Merger Agreement.

        (f) Upon consummation of the Merger, LJL will become a wholly owned subsidiary of Molecular Devices.

        (g) Upon consummation of the Merger, the Certificate of Incorporation of Molecular Devices will be in a form satisfactory to Molecular Devices.

        (h) Upon consummation of the Merger, the LJL Common Stock will cease to be quoted on any quotation system or exchange.

        (i) Upon consummation of the Merger, the LJL Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

        (j) Other than as described above, Molecular Devices currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Molecular Devices reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a) - (b) As a result of the Voting Agreements and the irrevocable proxies, Molecular Devices has shared power to vote an aggregate of 3,743,264 shares of LJL Common Stock for the limited purpose of voting in favor of the approval of the Merger Agreement and the approval of the Merger, and voting in favor of each of the other actions contemplated by the Merger Agreement. The stockholders of LJL who are parties to the Voting Agreements and irrevocable proxies retained the right to vote their shares of LJL Common Stock on all matters other than those identified in the Voting Agreements. The shares covered by the Voting Agreements constitute approximately 25.2% of the issued and outstanding shares of LJL Common Stock as of June 7, 2000. The description contained in this Item 5 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the Form of Voting Agreement, a copy of which is attached to this Schedule 13D as
        Exhibit 99.2.


        Also in connection with the Merger Agreement, each affiliate (as such term is defined in Rule 405 under the Securities Act of 1933, as amended) of LJL (individually an "Affiliate" and collectively, the "Affiliates") who executed the Voting Agreement and Irrevocable Proxy also entered into an Affiliate Agreement with Molecular Devices, (individually, an "Affiliate Agreement" and collectively, the "Affiliate Agreements"). Pursuant to Section 2(a) thereof, each Affiliate has agreed that, during the period from 30 days preceding the closing of the Merger through the date on which financial results covering at least 30 days of post-Merger combined operations of Molecular Devices and LJL have been published by Molecular Devices (within the meaning of the applicable "pooling of interests" accounting requirements): (i) such Affiliate shall not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any capital stock of LJL (including any additional shares of capital stock of LJL acquired by such Affiliate, whether upon exercise of a stock option or otherwise), except pursuant to and upon consummation of the Merger, or
        (B) any option or other right to purchase any shares of capital stock of LJL, except pursuant to and upon consummation of the Merger; and (ii) such Affiliate shall not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any shares of capital stock of Molecular Devices (including any additional shares of capital stock of Molecular Devices acquired by such Affiliate, whether upon exercise of a stock option or otherwise), or (B) any option or other right to purchase any shares of capital stock of Molecular Devices. The Affiliates have also agreed, pursuant to Section 2 of the Affiliate Agreements, not to transfer any Molecular Devices Common Stock received in the Merger, except in accordance with applicable securities laws. The description contained in this Item 5 of the transactions contemplated by the Affiliate Agreements is qualified in its entirety by reference to the full text of the Form of Affiliate Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.3.

        To Molecular Devices' knowledge, no shares of LJL Common Stock are beneficially owned by any of the persons named in Schedule I to this
        Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

        Set forth in Schedule III to this Schedule 13D is to the knowledge of Molecular Devices the name and present principal occupation or employment of each person with whom Molecular Devices shares the power to vote or to direct the vote or to dispose or direct the disposition of LJL Common Stock.

        During the past five years, to Molecular Devices' knowledge, no person named in Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       During the past five years, to Molecular Devices' knowledge, no person named in Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

       To Molecular Devices' knowledge, all persons named in Schedule III to this Schedule 13D are citizens of the United States.

       c) Neither Molecular Devices, nor, to Molecular Devices' knowledge, any person named in Schedule I to this Schedule 13D, has effected any transaction in LJL Common Stock during the past 60 days, except as disclosed herein.

       (d) Not applicable.

       (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 or Item 5 above, to Molecular Devices' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of LJL, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


     EXHIBIT NO.    DESCRIPTION
     -----------    -----------

        99.1 Agreement and Plan of Merger and Reorganization, dated as of June 7, 2000

        99.2 Form of Company Voting Agreement and Irrevocable Proxy, a substantially similar version of which has been executed by Lev J. Leytes, Galina Leytes, Michael F. Bigham, John D.
                    Diekman, Ph. D, George W. Dunbar, Jr., John  G. Freund,
                    M.D., Daniel S. Janney, Richard M. Eglen, Ph.D., James S.
                    Richey, Larry Tannenbaum, Anthony H. Bautista, Robert T.
                    Beggs and Douglas N. Modlin, Ph.D., Yalta Investments, L.P.,
                    Leytes Revocable UAD 8/13/99, Mary E. Leytes Irrevocable
                    Trust, Dina L. Leytes Irrevocable Trust, Freund/Sexton
                    Living Trust dated 2/8/91.


        99.3 Form of Company Affiliate Agreement a substantially similar version of which has been executed by Lev J. Leytes, Galina
                    Leytes, Michael F. Bigham, John D. Diekman, Ph. D, George W.
                    Dunbar, Jr., John  G. Freund, M.D., Daniel S. Janney,
                    Richard M. Eglen, Ph.D., James S. Richey, Larry Tannenbaum,
                    Anthony H. Bautista, Robert T. Beggs and Douglas N. Modlin,
                    Ph.D.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 19, 2000      MOLECULAR DEVICES CORPORATION

                            By: /s/ TIMOTHY A. HARKNESS
                            -------------------------------------------
                             Timothy A. Harkness
                             Vice President and Chief Financial Officer

                                   SCHEDULE I

EXECUTIVE OFFICERS AND EMPLOYEE DIRECTOR OF MOLECULAR DEVICES CORPORATION


NAME                               PRINCIPAL OCCUPATION OR EMPLOYMENT
----                               ----------------------------------

Joseph D. Keegan, Ph.D.            President, Chief Executive Officer and Chairman of the Board

Timothy A. Harkness                Vice President, Chief Financial Officer

Tony M. Lima                       Vice President, Sales and Service

John S. Senaldi                    Vice President, Marketing

Robert J. Murray                   Vice President, Operations

Gillian M.K. Humphries, Ph.D.      Vice President, Research and Development

Andrew T. Zander                   Vice President, Engineering

All individuals named in the above table are employed by Molecular Devices Corporation. The address of Molecular Devices' principal executive office is 1311 Orleans Drive, Sunnyvale, California 94089.


                             SCHEDULE I (CONTINUED)

             NON-EMPLOYEE DIRECTORS OF MOLECULAR DEVICES CORPORATION


 NAME                        PRINCIPAL OCCUPATION OR EMPLOYMENT       NAME AND ADDRESS OF
 ----                        ----------------------------------       CORPORATION OR OTHER
                                                                      ORGANIZATION IN WHICH
                                                                      EMPLOYED
                                                                      ----------------------
 Moshe H. Alafi              General Partner, Alafi Capital Company   Alafi Capital Company
                                                                      PO Box 7338
                                                                      Berkeley, CA  94707

 David L. Anderson           General Partner, Sutter Hill Ventures    Sutter Hill Ventures
                                                                      755 Page Mill Road, Ste
                                                                      A200
                                                                      Palo Alto, CA  94304

 A. Blaine Bowman            President, Chief Executive Officer,      Dionex Corporation
                             Dionex Corporation                       501 Mercury Drive
                                                                      Sunnyvale, CA  94086

 Paul Goddard, Ph.D.         Formerly President, Chief Executive      13502 Pierce Road
                             Officer, Elan Pharmaceuticals            Saratoga, CA  95070

 Andre F. Marion             Independent Investor                     56 Kingsley Avenue
                                                                      Palo Alto, CA  94301

 Harden M. McConnell, Ph.D.  Robert Eckles Swain Professor of         Department of Chemistry
                             Physical Chemistry at Stanford           MUDD Bldg., Mail Code 5080
                             University, Management Consultant        Stanford University
                                                                      Stanford, CA  94305-5080

 J. Allan Waitz, Ph.D.       Independent Investor                     773 Kestrel Court
                                                                      Redmond, OR  97756

                                   SCHEDULE II


VOTING AGREEMENT STOCKHOLDER   NUMBER OF SHARES OF LJL COMMON    PERCENTAGE OF OUTSTANDING
----------------------------   STOCK BENEFICIALLY OWNED AS OF    SHARES OF LJL COMMON STOCK AS
                               JUNE 7, 2000                      OF JUNE 7, 2000
                               ------------------------------    -----------------------------
Lev J. Leytes(1)               3,608,582                         24.2%

Galina Leytes(2)               3,588,289                         24.1%

Michael F. Bigham                 35,125                          0.2%

John D. Diekman, Ph.D.             5,000                           *

George W. Dunbar, Jr.              5,000                           *

John  G. Freund, M.D.             27,165                          0.2%

Daniel S. Janney                  20,000                          0.1%

Richard M. Eglen, Ph.D.                0                           *

James S. Richey                   42,657                          0.3%

Larry Tannenbaum                  51,534                          0.3%

Anthony H. Bautista                7,625                          0.1%

Robert T. Beggs                   63,970                          0.4%

Douglas N. Modlin, Ph.D.          39,584                          0.3%

 * Less than 0.1%

(1) Includes of 3,037,322 shares jointly held by Lev J. Leytes and Galina
    Leytes, 450,000 shares held by Yalta Investments, L.P., 37,064 shares held by the Dina L. Leytes Irrevocable Trust and 37,064 shares held by the Mary
    E. Leytes Irrevocable Trust. Mr. Leytes disclaims beneficial ownership of the shares held in each trust except to the extent of his pecuniary interest therein.

(2) Includes of 3,037,322 shares jointly held by Lev J. Leytes and Galina
    Leytes, 450,000 shares held by Yalta Investments, L.P., 37,064 shares held by the Dina L. Leytes Irrevocable Trust and 37,064 shares held by the Mary
    E. Leytes Irrevocable Trust. Ms. Leytes disclaims beneficial ownership of the shares held in each trust except to the extent of her pecuniary interest therein.

                                  SCHEDULE III


VOTING AGREEMENT STOCKHOLDER   PRINCIPAL OCCUPATION OR           NAME AND ADDRESS OF
----------------------------   EMPLOYMENT                        CORPORATION OR OTHER
                               ---------------------------       ORGANIZATION IN WHICH EMPLOYED
                                                                 ------------------------------
Lev J. Leytes                  LJL BioSystems                    LJL BioSystems
                               President, Chief Executive        405 Tasman Drive
                               Officer and Chairman of the       Sunnyvale,  CA  94089
                               Board

Galina Leytes                  LJL BioSystems                    LJL BioSystems
                               Executive Vice President and      405 Tasman Drive
                               Director                          Sunnyvale,  CA  94089

Michael F. Bigham              Coulter Pharmaceuticals, Inc.     Coulter Pharmaceuticals, Inc.
                               President, Chief Executive        750 Forest Avenue
                               Officer and Director              Palo Alto, CA  94301

John D. Diekman, Ph. D         The Bay City Capital Fund         The Bay City Capital Fund
                               Managing Partner                  750 Battery Street, Suite 600
                                                                 San Francisco, CA  94111

George W. Dunbar, Jr.          Acting President and Chief        CytoTherapeutics, Inc. and
                               Executive Officer of              StemCells, Inc.
                               CytoTherapeutics, Inc. and        265 N. Whisman Road
                               StemCells, Inc.                   Mountain View, CA  94043




John G. Freund, M.D            Skyline Venture Partners, L.P.    Skyline Venture Partners, L.P.
                               Managing Director                 525 University Ave., Suite 701
                                                                 Palo Alto, CA  94301

Daniel S. Janney               Alta Partners                     Alta Partners
                               Managing General Partner          One Embarcadero Center
                                                                 Suite 4050
                                                                 San Francisco, CA  94111

Richard M. Eglen, Ph.D.        LJL BioSystems                    LJL BioSystems
                               Senior Vice President of Assay    405 Tasman Drive
                               Technologies                      Sunnyvale, CA  94089

James S. Richey                LJL BioSystems                    LJL BioSystems
                               Senior Vice President of Sales    405 Tasman Drive
                               and Marketing                     Sunnyvale, CA  94089

Larry Tannenbaum               LJL BioSystems                    LJL BioSystems
                               Senior Vice President and Chief   405 Tasman Drive
                               Financial Officer                 Sunnyvale, CA  94089

Anthony H. Bautista            LJL BioSystems                    LJL BioSytems
                               Vice President of Manufacturing   405 Tasman Drive
                               Operations                        Sunnyvale, CA  94089

Robert T. Beggs                LJL BioSystems                    LJL BioSystems
                               Vice President of Finance and     405 Tasman Drive
                               Administration                    Sunnyvale, CA  94089

Douglas N. Modlin, Ph.D.       LJL BioSystems                    LJL BioSystems
                               Vice President of                 405 Tasman Drive
                               Instrumentation Systems and       Sunnyvale, CA  94089
                               Research Development

                                  EXHIBIT INDEX



     EXHIBIT NO.    DESCRIPTION
     -----------    -----------
        99.1        Agreement and Plan of Merger and Reorganization, dated as of June 7, 2000

        99.2        Form of Company Voting Agreement and Irrevocable Proxy, dated as of June 7, 2000, a substantially similar version of which has been executed by Lev J. Leytes, Galina Leytes, Michael F. Bigham, John
                    D. Diekman, Ph. D, George W. Dunbar, Jr., John  G. Freund, M.D.,
                    Daniel S. Janney, Richard M. Eglen, Ph.D., James S. Richey, Larry
                    Tannenbaum, Anthony H. Bautista, Robert T. Beggs and Douglas N.
                    Modlin, Ph.D.

        99.3        Form of Company Affiliate Agreement, dated as of June 7, 2000, a substantially similar version of which has been executed by Lev J.
                    Leytes, Galina Leytes, Michael F. Bigham, John D. Diekman, Ph. D,
                    George W. Dunbar, Jr., John  G. Freund, M.D., Daniel S. Janney,
                    Richard M. Eglen, Ph.D., James S. Richey, Larry Tannenbaum,
                    Anthony H. Bautista, Robert T. Beggs and Douglas N. Modlin, Ph.D.
